UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       ChipMOS TECHNOLOGIES (Bermuda) LTD.
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                         (Title of Class of Securities)

                                    G2110R106
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Bonds).










                               Page 1 of 11 Pages

CUSIP Number G2110R106             13G/A                 Page 2 of 11 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Highbridge International LLC
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $15,750,000 aggregate principal amount of 10%
                    Convertible Senior Bonds due 2014 convertible into
                    10,499,895 Common Shares (see Item 4)*
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $15,750,000 aggregate principal amount of 10%
                    Convertible Senior Bonds due 2014 convertible into
                    10,499,895 Common Shares (see Item 4)*
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $15,750,000 aggregate principal amount of 10% Convertible
             Senior Bonds due 2014 convertible into 10,499,895 Common
             Shares (see Item 4)*
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (see Item 4)*
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------
* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares

CUSIP Number G2110R106             13G/A                 Page 3 of 11 Pages

beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and
(9).

CUSIP Number G2110R106             13G/A                 Page 4 of 11 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $15,750,000 aggregate principal amount of 10%
                    Convertible Senior Bonds due 2014 convertible into
                    10,499,895 Common Shares (see Item 4)*
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $15,750,000 aggregate principal amount of 10%
                    Convertible Senior Bonds due 2014 convertible into
                    10,499,895 Common Shares (see Item 4)*
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $15,750,000 aggregate principal amount of 10% Convertible Senior Bonds due 2014 convertible into 10,499,895 Common Shares (see Item 4)*

-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99%(see Item 4)*
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------
* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares

CUSIP Number G2110R106             13G/A                 Page 5 of 11 Pages

beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and
(9).

CUSIP Number G2110R106             13G/A                 Page 6 of 11 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Glenn Dubin
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $15,750,000 aggregate principal amount of 10%
                    Convertible Senior Bonds due 2014 convertible into
                    10,499,895 Common Shares (see Item 4)*
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $15,750,000 aggregate principal amount of 10%
                    Convertible Senior Bonds due 2014 convertible into
                    10,499,895 Common Shares (see Item 4)*
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             $15,750,000 aggregate principal amount of 10% Convertible
             Senior Bonds due 2014 convertible into 10,499,895 Common
             Shares (see Item 4)*
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (see Item 4)
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------
* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares

CUSIP Number G2110R106             13G/A                 Page 7 of 11 Pages

beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and
(9).

CUSIP Number G2110R106             13G/A                 Page 8 of 11 Pages

This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13G filed on September 28, 2006, as amended by Amendment No. 1 filed on February 13, 2007, as further amended by Amendment No. 2 filed on January 24, 2008, and as further amended by Amendment No. 3, filed on February 10, 2009 (the "Original
Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to the common shares, par value $0.01 per share ("Common Shares") of ChipMOS TECHNOLOGIES (Bermuda) LTD., a Bermuda corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

         HIGHBRIDGE INTERNATIONAL LLC
         c/o Harmonic Fund Services
         The Cayman Corporate Centre, 4th Floor
         27 Hospital Road
         Grand Cayman, Cayman Islands, British West Indies
         Citizenship:  Cayman Islands, British West Indies

         HIGHBRIDGE CAPITAL MANAGEMENT, LLC
         40 West 57th Street, 33rd Floor
         New York, New York  10019
         Citizenship:  State of Delaware

         GLENN DUBIN
         c/o Highbridge Capital Management, LLC
         40 West 57th Street, 33rd Floor
         New York, New York 10019
         Citizenship:  United States

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of December 31, 2009, (i) Highbridge International LLC beneficially owned 10% Convertible Senior Bonds due 2014 ("Bonds"), convertible into 10,499,895 Common Shares, and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of the 10,499,895 Common Shares issuable to Highbridge International LLC upon conversion of Bonds.

            As set forth in the terms of Bonds, the number of Common Shares into which Bonds are convertible is limited to the number of Common Shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding Common Shares (the "Blocker").

CUSIP Number G2110R106             13G/A                 Page 9 of 11 Pages

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Shares owned by Highbridge International LLC.

            (b) Percent of class:

         The Company's Report of Foreign Private Issuer on Form 20-F filed on June 4, 2009, indicates there were 83,971,012 Common Shares outstanding as of December 31, 2008. Therefore, as of December 31, 2009, based on the Company's outstanding Common Shares, assuming the conversion of Bonds and subject to the Blocker, the Reporting Persons may have been deemed to beneficially own 9.99% of the outstanding Common Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.


            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of

                      0

                 (iv) Shared power to dispose or to direct the
                      disposition of

                      See Item 4(a)


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 11, 2010, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP Number G2110R106             13G/A                 Page 10 of 11 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 11, 2010

HIGHBRIDGE INTERNATIONAL LLC                  HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                       By: /s/ John Oliva
                                                  ------------------------------
                                              Name: John Oliva
                                              Title: Managing Director
By: /s/ John Oliva
    -------------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin
-----------------------------------
GLENN DUBIN

CUSIP Number G2110R106             13G/A                 Page 11 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.01 par value, of ChipMOS TECHNOLOGIES (Bermuda) LTD., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 11, 2010



HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
    -------------------------------       By: /s/ John Oliva
Name: John Oliva                              ----------------------------------
Title: Managing Director                  Name: John Oliva
                                          Title: Managing Director


/s/ Glenn Dubin
----------------------------------
GLENN DUBIN